UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Adesa, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

00686U104

(CUSIP Number)

Elliot Press Katten Muchin Rosenman LLP 575 Madison Avenue New York, NY 10022 (212) 940-6348	John Denneen Royce & Associates, LLC 1414 Avenue of the Americas New York, NY 10019 (212) 508-4578

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 2, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box  /X/

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 00686U104
1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Royce & Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) / / (b) / /
3		SEC USE ONLY
4		SOURCE OF FUNDS*
WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,425,075 Shares
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 5,425,075 Shares
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,425,075 Shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.98%
14		TYPE OF REPORTING PERSON* IA

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.	Security and Issuer

This Amendment No. 1 amends Item 5 contained in the Schedule 13D filed by Royce & Associates, LLC (the "Reporting Person") with respect to the shares of Common Stock ("Common Stock") of Adesa, Inc. (the "Company") on January 30, 2007.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) through (c) are hereby amended and restated to read as follows:

(a) The aggregate percentage of the outstanding Common Stock of the Company reported owned by the Reporting Person is based upon 90,729,940 shares of Common Stock of the Company outstanding, as reported in the Company's quarterly report on Form 10-K for the quarter ended December 31, 2006.

As investment manager for the Advisory Clients, the Reporting Person may be deemed to beneficially own the aggregate 5,425,075 shares held by the Advisory Clients. Such shares represent approximately 5.98% of the outstanding Common Stock of the Company and are held by the various Advisory Clients as follows:

PMF: 404,900 shares (.45%)
RDV: 2,300 shares (.00%)
RPR: 2,030,000 shares (2.24%)
RPZ: 25,400 shares (.03%)
RLP: 1,283,100 shares (1.41%)
RTR: 707,775 shares (.78%)
RSZ: 1,000 shares (.00%)
RHF: 41,400 shares (.05%)
LMI: 20,200 shares (.02%)
RS1: 12,400 shares (.01%)
RVP: 868,600 shares (.96%)
ROH: 11,400 shares (.01%)
LMO: 11,300 shares (.01%)
SGH: 5,300 shares (.01%)

(b) By virtue of the Reporting Person's position as investment manager for its Advisory Clients, the Reporting Person may be deemed to possess the sole power to vote and dispose of the shares of Common Stock held by its Advisory Clients.

(c) Set forth immediately below is a description of each transaction in the Company's Common Stock that were effected by the Reporting Person for its Advisory Clients within the last 60 days. All such transactions were effected in the open market.

Number of Shares	Purchase or Sale	Price per Share	Date	Advisory Client
19,000	Sale	28.7116	2/9/07	RLP
50,000	Sale	28.6685	2/9/07	RLP
50,000	Sale	28.6282	2/12/07	RLP
50,000	Sale	28.4332	2/13/07	RLP
11,300	Sale	28.2751	2/20/07	ROH
5,200	Sale	28.2751	2/20/07	SGH
20,100	Sale	28.2751	2/20/07	LMI
11,300	Sale	28.2751	2/20/07	LMO
52,100	Sale	28.2751	2/20/07	PMF
48,400	Sale	28.2224	2/26/07	RLP
28,700	Sale	27.8494	2/27/07	RLP
80,000	Sale	27.8494	2/27/07	PMF
21,300	Sale	27.6647	2/28/07	RLP
70,000	Sale	27.6647	2/28/07	PMF
2,400	Purchase	27.5517	3/1/07	RTR
300,000	Sale	27.5495	3/1/07	RPR
200,000	Sale	27.3095	3/2/07	RPR
50,000	Sale	27.4674	3/6/07	RLP

SIGNATURE

        After reasonable inquiry, and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 9, 2007

ROYCE & ASSOCIATES, LLC

By: /s/ Charles M. Royce
Name: Charles M. Royce Title: President